SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Proposal for Modification of the Company’s bylaws" dated on March 13, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP Announces the Proposal for Modification of the Company’s bylaws

March 13, 2007 (09 pages)
For more information, please contact:
Daniel de Andrade Gomes
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – March 13, 2007) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs Proposal for simplification of the Company’s current bylaws.

CURRENT	PROPOSAL

Art. 20 - The Executive Board shall be made	Art. 20 – The Executive Board shall be made
up of at least three (3) and at most twelve (12)	up of at least three (3) and at most fifteen (15)
members, who may or not be shareholders,	members, who may or not be shareholders,
who are resident in Brazil, to be elected by the	who are resident in Brazil, to be elected by the
Board of Directors, as follows: (a) Chief	Board of Directors, as follows: (a) Chief
Executive Officer; (b) General Executive	Executive Officer; (b) General Executive
Officer for Fixed Telephony; (c) Vice-President	Officer for Fixed Telephony; (c) Vice-President
of Finance; (d) Vice-President of Strategy and	of Finance and Investor Relations Executive
Regulation; (e) Vice-President of Control and	Officer; (d) Other Vice-Presidents without
Funds Management; (f) Vice-President of	specific assignment.
Human Resources; (g) Vice-President for
Enterprises Segment; (h) Vice-President for
Residential Segment; (i) Vice-President for
Wholesale Segment; (j) Vice-President of
Businesses; (k) Vice-President of Network; (l)
Vice-President for Commercial and
Administrative Segments.

Paragraph One – The General Executive	Paragraph One – the Board of Directors, which
Officer for Fixed Telephony, Vice-President of	can establish too specific assignment for the
Finance, Vice-President of Strategy and	referred offices, will define individual
Regulation, Vice-President of Control and	attributions of Vice-Presidents without specific
Funds Management, Vice-President of Human	assignment.
Resources and the Vice-President of
Enterprise Segments shall report to the Chief
Executive Officer, while the other Vice-
Presidents shall report to the General
Executive Officer for Fixed Telephony.

Paragraph Two – One same Executive Officer	Paragraph Two – One same Director may be
may be elected to accumulate attributions of	elected to accumulate attributions of more than
more than one office on the Executive Board.	one office on the Executive Board.

Art	23 - The following are specific	Art.	23 - The following are specific
	incumbencies of each member of the		incumbencies of the Executive Board
Executive Board:		members:

A – Chief Executive Officer:		A – Chief Executive Officer:

1.	To represent the Company in and out of	1.	To represent the Company in and out of
	court, before shareholders and general		court, before shareholders and general
	public, being able to appoint attorneys-in-		public, being able to appoint attorneys-in-
	fact together with another Executive Officer		fact together with another Executive Officer
	and appoint representatives, as well as to		and appoint representatives, as well as to
	delegate incumbencies to the other		delegate incumbencies to the other
	Executive Officers for implementation of		Executive Officers for implementation of
	specific acts;		specific acts;

2.	To supervise all the Company’s activities	2.	To follow up and supervise implementation
	and approve proposals related to		of resolutions determined by the Board of
	guidelines for the strategic development of		Directors;
it;

3.	To follow up and supervise implementation	3.	To establish guidelines and supervise all
	of resolutions determined by the Board of		Company’s activities, in special law
	Directors;		activities, internal audit, institutional policy,
internal and external communication,
sponsorships and development of the
Company’s image; defining its operating
strategy;

4.	To supervise and manage activities related	4.	To call meetings of the Executive Board;
to the orientation, counseling and legal
representation of the Company;

5.	To supervise and guide activities related to	5.	To perform emergency acts “ad
	institutional policy and internal and external		referendum” of the Executive Board;
communications referred to the Company;

6.	To supervise and guide communication	6.	To carry out other assignments that are
	activities with the media in general;		determined by the Board of Directors;

7.	To supervise and guide marketing
activities, including advertisements,
sponsorships and development of the
Company’s image;

8.	To supervise and guide activities of
Internal Audit;

9.	To supervise and guide activities of Human
Resources;

10.	To supervise and guide activities and
businesses related to enterprise segments;

11.	To define the operating strategy of the

Company;

12.	To define agenda of proposal for claims of
operating nature, aiming to subside
negotiations with the regulatory agency;

13.	To coordinate and supervise activities
related to quality, management control and
follow up of the Company’s budget, in
accordance to enterprise plans, being able
to delegate to another executive officer the
execution and supervision of these
activities;

14.	To call meetings of the Executive Board;

15.	To decide on specific matters of his/her
incumbency area, as provided in policies
and guidelines established by the joint
committee executive board;

16.	To perform emergency acts “ad
referendum” of the Executive Board;

17.	To supervise and guide the area related to
confidentiality of informations;

18.	To take the chair of the Committee for
Regulatory Strategy, responsible for
definition of the regulatory strategy and
implementation of a management focused
in high profile relationship with authorities,
regulators, social entities and companies of
the sector, regarding to regulatory issues;
and

19.	To develop the Company’s tax planning.

B – General Executive Officer for Fixed		B – General Executive Officer for Fixed
Telephony:		Telephony:

1.	To appoint attorneys-in-fact together with	1.	To manage, coordinate and supervise the
	another Executive Officer and designate		Company’s operating activities, that may
	deputies, as well as, to delegate		be attributed, to the General Executive
	incumbencies to the other Executive		Officer for Fixed Telephony, by the Board
	Officers for execution of specific acts;		of Directors;

2.	To coordinate and supervise activities of	2.	To delegate, when necessary, to other
	the Executive Officers;		vice-presidents, incumbencies for practice
of specific acts;

3.	To coordinate and supervise activities	3.	To represent the Company as established
	related to the residential segment;		in the current bylaws; and

4.	To coordinate and supervise activities	4.	To carry out other assignments that are
	referred to the wholesale segment;		determined by the Board of Directors;

5.	To coordinate and supervise activities
related to the business segment;

6.	To coordinate and supervise activities of
network services;

7.	To supervise activities related to
commercial and administrative services;
and

8.	To carry out other assignments that are
determined by the Board of Directors;

C – Vice-President of Finance:		C – Vice-President of Finance and Investor
Relations Executive Officer:

1.	To manage activities of application and	1.	Establish guidelines and supervise the
	raising of funds, besides exchange		Company’s activities in the economic-
	transaction of currency and derivatives in		finance, accounting areas and
	the financial market;		management of securities issued by the
Company, as well as supervise the
management of complementary pension
fund;

2.	To carry out structured transaction of	2.	To represent the Company before the
	raising funds in the financial and bond		Securities Commission –CVM, Stock
	markets;		Exchanges and other inspection agencies
of the securities market;

3.	To perform analysis and macroeconomic	3.	To delegate, when necessary,
	studies;		incumbencies to other Vice-Presidents
related to the practice of specific acts;

4.	To develop projects and economic-finance	4.	To represent the Company as established
	analysis of corporate nature and other;		in the current bylaws; and

5.	To carry out the position of Investor	5.	To carry out other assignments that are
	Relations Executive Officer and represent		determined by the Board of Directors;
	the Company before the Securities		determined by the Board of Directors;
Commission –CVM, Stock Exchanges and
other inspection agencies of the securities
market;

6.	To supervise the management of
complementary pension fund and
coordinate projects of merger, takeover
and acquisitions;

7.	To carry out activities related to control of
financial risks;

8.	To develop and carry out activities of the
Company in the economic-finance area,
referred to accounting and preparation of
financial statements, balance sheet and
interim balance sheet, as well as
management of financial and securities
commitment; and

9.	To carry out other assignments that are
determined by the Board of Directors;

D	- Vice-President of Strategy and	D	- Vice-Presidents without specific
Regulation:		assignments:

1.	To develop policies, guidelines and ensure	1.	To carry out the position and individual
	the implementation of activities related to		assignment determined by the Board of
	definition, planning and coordination of the		Directors;
Company’s operating strategy, supervising
the execution of such activities;

2.	To represent the Company before the	2.	To sign together with another statutory
	Telecommunication National Agency –		director documents and acts that claim
	ANATEL and other regulatory agencies,		signature of two directors; and
considering policies and goals of the
regulatory agency;

3.	To participate of the Committee for	3.	To represent the Company as established
	Regulatory Strategy;		in the current bylaws.

4.	To coordinate and inspect operating
activities related to quality;

5.	To coordinate, develop and follow up
projects of innovation; and

6.	To carry out other assignments that are
determined by the Board of Directors;

E - Vice-President of Control and Funds
Management:

1.	To develop policies, guidelines and
supervise activities related to
management of purchases;

2.	To develop and carry out activities of
control of funds managements and,
preparation and follow up of the
Company’s budget;

3.	To coordinate activities related to
management of operating risks; and

4.	To carry out other assignments that are

determined by the Board of Directors;

F - Vice-President of Human Resources:

1.	To develop policies, plans and guidelines
aiming to ensure the implementation of
activities referred to management and
development of human resources
employees and directors, supervising the
execution of such activities;

2.	To carry out a relationship with the class
union of the Company’s employees;

3.	To keep a relationship with the
complementary Pension Fund;

4.	To consolidate plans, staff and budget of
human resources in accordance to
enterprises goals and objectives; and

5.	To carry out other assignments that are
determined by the Board of Directors.

G - Vice-President for Enterprise Segment:

1.	To develop policies, plans and guidelines
aiming to ensure the implementation of
business strategies, specifically those
related to corporate segment and
government, to attend users, market and
clients needs;

2.	To consolidate business plans related to
corporate segment and government,
contemplating investments and level of
services expected of the Vice-Presidency
for Enterprise Segment;

3.	To coordinate development of products to
corporate segment and government; and

4.	To carry out other assignments that are
determined by the Board of Directors.

H - Vice-President for Residential Segment:

1.	To develop policies, plans and guidelines
aiming to ensure the implementation of
strategies to his/her business area,
specifically, regarding to residential,
special residential, public usage
telephones, call-center, telephonic lists
and long distance service, to attend users

and market needs, supervising the
execution of such activities;

2.	To consolidate business plans related to
residential, special residential, public
usage telephones, call-center, telephony
lists and long distance services,
contemplating investments and level of
service expected of the Vice-Presidency of
Network;

3.	To coordinate development of businesses
and products to the segment of residential
clients; and

4.	To carry out other assignments that are
determined by the Board of Directors.

I - Vice-President for Wholesale Segment:

1.	To develop policies, plans and guidelines
aiming to ensure the implementation of
strategies to his/her business area,
specifically regarding to wholesale and
interconnection services with operators
and providers of local, long distance and
international service;

2.	To develop policies, plans, guidelines and
supervise activities related to regulation, as
well as advices, when necessary, related
to support, in general, other areas of the
Company;

3.	To coordinate the development of new
businesses; and

4.	To carry out other assignments that are
determined by the Board of Directors.

J - Vice-President of Businesses:

1.	To develop, policies, plans and guidelines
aiming to ensure the implementation of
businesses strategies, specifically
regarding to small and medium companies
and users of long distance service to
attend users, clients and market needs;

2.	To consolidate business plans related to
the segment of small and medium
companies and users of long distance
services contemplating investments and
level of services expected of the Vice-

Presidency of Network;

3.	To coordinate the development of products
to small and medium companies; and

4.	To carry out other assignments that are
determined by the Board of Directors.

K - Vice-President of Network:

1.	To develop policies, plans, guidelines and
ensure the implementation of the
company’s technological strategy, so as to
make available network’s capacity and
development available and enable the offer
of services, in accordance to needs of the
market and Company’s business areas,
supervising the execution of such activities;

2.	To establish proposal of long term
technologic strategy for network
development;

3.	To define guidelines for the development
of network expansion projects, in
accordance to the needs defined by the
Vice-Presidencies for Businesses,
Residential, Wholesale and Enterprises,
supervising the execution of such activities;

4.	To develop policies, plans, guidelines and
ensure the operation and maintenance of
the external plant, as well as management
of the processes related to operation and
maintenance of the internal plant;

5.	To define guidelines for operation and
maintenance of network and technical
assistance to users, supervising the
execution of such activities;

6.	To define guidelines for provision,
installation and maintenance of services, in
accordance to the needs of the Vice-
Presidencies for Businesses, Residential,
Wholesale and Enterprises, supervising
the execution of such activities;

7.	To carry out other assignments that are
determined by the Board of Directors.

L - Vice-President for Commercial and
Administrative Services:

1.	To develop policies, guidelines and supervise
supervise activities related to acquisition,
usage, evolution of solutions related
to the society’s technology of information;

2.	To coordinate, develop and supervise valuation,
revision and implementation of processes
and processes and corporate normative
documentation;

3.	To define policies and control activities
related to informatics infrastructure;

4.	To coordinate management activities
and maintenance of assets and properties,
materials, transports and activities
of support to other areas of
the Company;

5.	To coordinate processes and systems
of billing and collection;

6.	To coordinate and carry out activities
related to equity safety; and

7.	To carry out management activities
in general and other assignments
that are determined by
the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 13, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director